June 8, 2021

VIA ELECTRONIC FILING

U.S. Securities and Exchange Commission

Division of Investment Management – Office of the Chief Accountant

100 F Street, NE

Washington, DC 20549

Attention: Mr. Tony Burak

Re: Baron Investment Funds Trust and Baron Select Fund’s Forms N-CSR for the fiscal years ended September 30, 2020 and December 31, 2020, respectively. File Nos. 811-05032; 811-21296.

Dear Mr. Burak:

This letter is in response to comments that Baron Investment Funds Trust and Baron Select Funds (individually, a “Registrant” and collectively, the “Registrants”) received verbally from the Staff on Tuesday, May 18, 2021, in connection with the Sarbanes-Oxley review of the Registrants’ Forms N-CSR for the fiscal years ended September 30, 2020 and December 31, 2020 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”) on December 2, 2020 and March 4, 2021, respectively (the “Annual Financial Reports”).

COMMENT 1: Annual Financial Reports

Comment: Baron Growth Fund (the “Fund”) is classified as a diversified fund. The Staff notes that the Fund has over 40% of its assets represented by positions in which the Fund has invested 5% or more of its assets. Please confirm that the Fund continues to operate as a diversified fund.

Response: The Registrant confirms that the Fund continues to operate as a diversified fund. That the Fund has over 40% of its assets represented by positions in which the Fund has invested 5% or more of its assets is solely the result of appreciation.

COMMENT 2: Annual Financial Reports

Comment: Baron Partners Fund and Baron Focused Growth Fund (each, the “Fund” and collectively, the “Funds”) have holdings greater than 5% that comprise over 65% and 61% of the Funds’ net assets, respectively. Please confirm that the Funds are in compliance with the quarterly diversification tests pursuant to Subchapter M of the Internal Revenue Code. If they are not, please explain what actions will be taken to bring the Funds back into compliance.

Response: The Registrant confirms that the Funds are in compliance with the quarterly diversification tests pursuant to Subchapter M of the Internal Revenue Code. That the Funds have holdings greater than 5% that comprise over 65% and 61% of the Funds’ net assets, respectively, is solely the result of appreciation. With respect to the Staff’s reference to the Funds’ holdings in Tesla, Inc. (TSLA) in particular, the significant increase in TSLA’s weighting in the Funds is also solely the result of appreciation. The Funds have not purchased a share of TSLA since 2016.

COMMENT 3: Annual Financial Reports

Comment: In Note 7 to the Financial Statements of Baron Global Advantage Fund, please explain what Scenarios A and B refer to in the unobservable inputs.

Response: The Registrant will expand on its definition of “Scenario A” and “Scenario B” to explain that they refer to an IPO event and Liquidation/M&A event, respectively.

COMMENT 4: Annual Financial Reports

Comment: There are some pages labeled as “unaudited” in the Notes to the Financial Statement of Baron Investment Funds Trust. Please re-file the financial statements to correct these pages as they should be “audited” and labeled as such. Also, please update the certifications when you re-file.

Response: The Registrant has labeled the pages as “audited,” has re-filed the financial statements and updated the certifications accordingly.

COMMENT 5: Annual Financial Reports

Comment: With respect to the Funds that are subject to an expense cap, please confirm that none of those Funds are subject to recoupment in future periods.

Response: The Registrants confirm that none of the Funds are subject to recoupment in future periods. The Registrants will consider adding disclosure stating this in their financial statements.

COMMENT 6: Annual Financial Reports

Comment: In the Financial highlights of Baron Partners Fund, consider whether another column heading for net operating expenses that does not suggest an expense reduction is appropriate when showing the net expense ratio.

Response: Beginning with the 6/30/2021 Semi-Annual Report, the Registrant will change the column heading currently labeled “Net Operating Expenses” to “Operating Expenses” in order to remove any suggestion that there may be an expense reduction in effect.

COMMENT 7: Annual Financial Reports

Comment: Use the current version of Form-NCSR for future filings.

Response: The Registrants will use the current version of Form-NCSR for future filings.

Please do not hesitate to contact me at 212-583-2119 if you have any questions or require anything further.

Very truly yours,

/s/ Patrick M. Patalino

Patrick M. Patalino

General Counsel